UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                          Stream Global Services, Inc.
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    86323M100
                                    ---------
                                 (CUSIP Number)


                                 August 18, 2008
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                             ----------------------
CUSIP No. 86323M100                         13G           Page 2 of 7 Pages
-----------------------------                             ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,125,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            3,125,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,125,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           27.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

-----------------------------                             ----------------------
CUSIP No. 86323M100                      13G              Page 2 of 7 Pages
-----------------------------                             ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,125,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            3,125,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,125,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           27.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

     This Schedule 13G (this "Schedule 13G") is being filed on behalf of Third Point LLC and Daniel S. Loeb (the "Reporting Persons") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Stream Global Services, Inc., formerly known as Global BPO Services Corp., a corporation formed under the laws of the State of Delaware (the "Company"). On October 29, 2007, the Reporting Persons filed under Rule 13d-1(c) a joint Schedule 13G with Third Point Offshore Fund, Ltd. (the "Offshore Fund") with respect to the Common Stock (such Schedule 13G, as amended by Amendment No. 1 thereto filed on February 13, 2008, the "Prior Schedule 13G"). As a result of the Company's repurchase of shares pursuant to a tender offer, the Reporting Persons' beneficial ownership increased to more than 20% of the Common Stock outstanding and the Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(b).


Item 1(a):          Name of Issuer:
---------           --------------

     The name of the issuer is Stream Global Services, Inc. (formerly known as Global BPO Services Corp., a corporation formed under the laws of the State of Delaware.

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

     The Company's principal executive offices are located at 125 High Street, 30th Floor, Boston, Massachusetts 02110.

Item 2(a):          Name of Person Filing:
---------           ---------------------

     This Schedule 13G is filed by:

     (i) Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to the Common Stock directly owned by the Funds;

     (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position; and

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

     The address of the principal business office of the Management Company and Mr. Loeb is 390 Park Avenue, New York, New York 10022.

Item 2(c):          Citizenship:
---------           -----------

     The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen.

Item 2(d):               Title of Class of Securities:
--------                 ----------------------------

     Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e):               CUSIP Number:
---------                ------------

     CUSIP number of the Common Stock 86323M100.

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
------              --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

                    A.   [ ] Broker or dealer registered under Section 15 of the
                             Act,
                    B.   [ ] Bank as defined in Section 3(a)(6) of the Act,
                    C.   [ ] Insurance Company as defined in Section 3(a)(19) of
                             the Act,
                    D.   [ ] Investment Company registered under Section 8 of
                             the Investment Company Act of 1940,
                    E.   [X] An Investment advisor in accordance with
                             13d-1(b)(1)(ii)(E),
                    F.   [ ] Employee Benefit Plan or Endowment Fund in
                             accordance with 13d-1 (b)(1)(ii)(F),
                    G.   [X] Parent Holding Company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G),
                    H.   [ ] Savings Association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act,
                    I.   [ ] Church Plan that is excluded from the definition of
                             an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
                    J.   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

     When the Prior Schedule 13G was last filed, the Funds held warrants (the "Warrants") to purchase Common Stock which were not then exercisable and would not become exercisable until the later of satisfaction of (i) a condition outside the control of the Funds and the Reporting Persons and (ii) October 17, 2008. On August 18, 2008, 60 days prior to October 17, 2008, the Reporting Persons acquired beneficial ownership of the Common Stock issuable upon exercise of the Warrants held by the Funds as a result of the satisfaction prior to that date of the condition to exercisability that was outside of the Funds' and the Reporting Persons' control.

     In September 2008, the Company purchased pursuant to a tender offer 20,757,046 shares of Common Stock, including tendered shares beneficially owned by the Reporting Persons. On September 12, 2008, the Funds sold the shares tendered in the tender offer and sold additional shares of Common Stock in the open market. As a result of the Company's repurchase of a substantial number of shares of Common Stock in the tender offer, the Reporting Persons became the beneficial owners of more than 20% of the outstanding Common Stock.

     (a) - (b) Amounts Beneficially Owned and Percentage of Class:

The Reporting Persons beneficially owned the following numbers of shares of Common Stock, representing the following percentages of the Common Stock outstanding, as of the dates indicated:


---------------------------------------- ------------------------------------------ --------------------------------------
                 Date                                Number of Shares                        Percentage of Class
---------------------------------------- ------------------------------------------ --------------------------------------
August 18, 2008                          4,500,000                                  13.5% (1)
---------------------------------------- ------------------------------------------ --------------------------------------
September 12, 2008                       3,125,000                                  27.7% (2)
---------------------------------------- ------------------------------------------ --------------------------------------

     (1) Based upon (i) the 30,115,721 shares of Common Stock issued and outstanding as of August 14, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, and (ii) 3,125,000 shares of Common Stock issuable upon exercise of the Warrants as to which the Reporting Persons had beneficial ownership.

     (2) Based upon (i) 8,154,578 shares of Common Stock issued and outstanding upon completion by the Company of its tender offer, as reported in
          Exhibit 99(A)(5)(B) to Amendment No. 3 to the Company's Schedule TO filed on September 9, 2008 and (ii) 3,125,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Persons.

     (c)  Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 4,500,000 at August 18, 2008; 3,125,000 at September 12, 2008
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 4,500,000 at August 18, 2008; 3,125,000 at September 12, 2008

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              ------------------------------------------------------------
                    Person:
                    ------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

Not applicable.

Item 10:            Certification:
-------             -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 30, 2008



                                   THIRD POINT LLC

                                   By: Daniel S. Loeb, Chief Executive Officer


                                   By:  /s/ William Song
                                        ----------------------------------------
                                        Name:   William Song
                                        Title:  Attorney-in-Fact



                                   DANIEL S. LOEB


                                   By:  /s/ William Song
                                        ----------------------------------------
                                        Name:   William Song
                                        Title:  Attorney-in-Fact







        [SIGNATURE PAGE TO SCHEDULE 13G OF THIRD POINT LLC AND LOEB WITH
                    RESPECT TO STREAM GLOBAL SERVICES, INC.]

                                  EXHIBIT INDEX


Exhibit 99.1: Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated June 12, 2008, was previously filed with the SEC on September 9, 2008 as an exhibit to an Amendment No. 4 to Schedule 13D filed by Third Point LLC with respect to Flow International Corporation and is incorporated herein by reference.